
Mitsubishi Corporation

2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8580 Fax:+81-3-3210-8583
E-mail: ml.ir@mitsubishicorp.com

August 6, 2003
Our ref. No. PI 020

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549


03029166

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Consolidated Financial Results for the First Quarter Year Ended June 30, 2003**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Yoshihiro Kuroi
Deputy General Manager
Investor Relations Office

August 6, 2003
Mitsubishi Corporation

Results for the First Quarter Ended June 30, 2003 (US GAAP)

Consolidated Income

(Billions of Yen)

	FY2004 Three months ended June 2003	FY2003 Three months ended June 2002	FY2003 Increase or decrease		Outlook for fiscal year ending March 2004	Outlook percentage of achievement
Operating transactions	3,561.8	3,021.9	539.9		14,300.0	25%
Gross profit	186.7	160.5	26.2	a	775.0	24%
Selling, general and administrative expenses	(155.6)	(139.1)	(16.5)	b	(645.0)	24%
Provision for doubtful receivables	(0.6)	(0.3)	(0.3)	c	(10.0)	6%
Operating income	30.5	21.1	9.4		120.0	25%
Interest expense-net	(4.0)	(3.7)	(0.3)		(20.0)	20%
Dividends	8.0	16.7	(8.7)	d	25.0	32%
Gain (loss) on marketable securities and investments - net	6.0	(3.5)	9.5	e	25.0 (e, f, g combined)	42%
Gain (loss) on property and equipment - net	(0.1)	3.4	(3.5)	f		
Other expense - net	4.5	(7.4)	11.9	g		
Income from consolidated operations before income taxes	44.9	26.6	18.3		150.0	30%
Income taxes	(20.7)	(14.0)	(6.7)		(80.0)	26%
Minority interests in income of consolidated subsidiaries	(3.1)	(1.5)	(1.6)		(15.0)	21%
Equity in earnings of affiliated companies-net	10.4	9.0	1.4	h	45.0	23%
Cumulative effect of a change in accounting principle	---	8.1	(8.1)	i	---	---
Net income	31.5	28.2	3.3		100.0	32%
[For Reference]						
Core earnings capabilities (*1)	45.5	43.4	2.1		180.0	25%

(*1) Core earnings capabilities = Operating income (before the deduction of provision for doubtful receivables) + Interest expense-net + Dividends + Equity in earnings of affiliated companies-net

Summary of changes from the same period of the previous fiscal year

a. Gross profit
Gross profit rose 26.2 billion yen, or 16%, on a improved profitability of petroleum products transactions, the consolidation of Metal One Corporation (a steel products subsidiary) and other factors.

b. Selling, general and administrative expenses
The increase principally reflects higher pension costs at the parent company and the consolidation of new subsidiaries, such as Metal One.

c. Provision for doubtful receivables
Reflects new bad debts at subsidiaries.

d. Dividends
Partly reflects the sale of some rights in energy resource-related businesses.

e. Gain (loss) on marketable securities and investments
Reflects capital gains from the unwinding of cross-shareholdings and IPOs, and the absence of the write-downs of available-for-sale marketable securities recorded in the previous fiscal year.

f. Gain (loss) on property and equipment – net
Due to absence of the gains recorded in the previous fiscal year on the sale of company-owned housing.

g. Other expense -net
Mainly reflects a significant decline in losses on the revaluation of foreign currency contracts and other derivatives in accordance with derivative accounting.

h. Equity in earnings of affiliated companies – net
Reflects continuation of strong results at natural resource development-related affiliates, as well as growth at automobile-related companies in Asia and Europe.

i. Cumulative effect of a change in accounting principle
Reflects the absence of a one-time gain recorded in the previous fiscal year, resulted from recognizing the aggregate unamortized amount of negative goodwill and equity-method goodwill based on a newly introduced accounting standard.

Assets and Liabilities

	June 30, 2003	March 31, 2003	Increase or decrease		Outlook for fiscal year ending March 2004	Outlook Increase or decrease
Total assets	8,198.5	8,097.9	100.6	j	8,000.0	198.5
Total shareholders' equity	1,008.8	937.1	71.7	k	1,000.0	8.8
Interest bearing liabilities (*2)	4,040.2	3,912.9	127.3	l	3,800.0	240.2
(Debt-to-equity ratio GROSS)	4.0	4.2	- 0.2		3.8	0.2
(Debt-to-equity ratio NET)	3.6	3.8	- 0.2		3.4	0.2

Summary of changes from March 31, 2003

j. Total assets
Increased approximately 100.0 billion yen due to factors such as a rise in net unrealized gains on securities available for sale accompanying the rebound in stock prices and the effect of consolidating aircraft leasing-related subsidiaries.

k. Shareholders' equity
Now above 1 trillion yen again due to a 71.7 billion yen rise attributable to net income, an increase in net unrealized gains on securities available for sale due to recovering share prices, and an improvement in foreign currency transaction adjustments.

l. Interest-bearing liabilities
Increased by 127.3 billion yen due to the issuance of commercial paper to meet increased funding needs at the parent company and the effect of consolidating new subsidiaries.

(*2) Interest bearing liabilities does not include "notes and bills discounted"(9.2 billion yen) and "impact of adopting SFAS 133." (76.8 billion yen)

[Change of major indices]	Three months ended June 2003	Three months ended June 2002	Increase or decrease
Crude oil (USD/BBL)	24.4	24.4	---
Foreign exchange (YEN/USD)	118.5	127.1	- 8.6 (7% yen appreciation)
Interest (%)TIBOR	0.09	0.09	---

[For Reference]
*1 Core earnings capabilities :
The sum of recurring profit and expense items, this yardstick is used to measure Mitsubishi Corporation's ability to generate earnings.
*2 Interest-bearing liabilities :
The portion of interest-bearing liabilities on the balance sheet representing funds procured that Mitsubishi Corporation is obliged to repay.

MITSUBISHI CORPORATION AND SUBSIDIARIES

CONSOLIDATED FINANCIAL RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2003

(UNAUDITED)

Based on US GAAP


Mitsubishi Corporation

Investor Relations Office
2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Phone: +81-3-3210-8580 Fax:+81-3-3210-8583
Email:ml.ir@mitsubishicorp.com

For Immediate Release

Mitsubishi Corporation Announces Consolidated Financial Results for the First Quarter Ended June 30, 2003 (Based on US GAAP)

TOKYO, August 6, 2003.....Mitsubishi Corporation announced today its consolidated results, using accounting principles generally accepted in the United States, for the first quarter ended June 30, 2003.

Outline of Consolidated Results

Consolidated operating transactions for the first quarter of fiscal 2004 were 3,561.8 billion yen, 539.9 billion yen, or 17.9%, higher than in the same quarter of the previous fiscal year. Gross profit was also up, increasing 26.2 billion yen, or 16.3%, to 186.7 billion yen, with all business groups recording higher earnings. Most noteworthy were the performances of the Energy Business Group, which benefited from improved profitability of petroleum products transactions, and the Metals Group, where the consolidation of a steel products subsidiary boosted results.

Selling, general and administrative expenses rose, mainly reflecting higher retirement-related expenses at the parent company and the effect of the new consolidation in the Metals Group. Nevertheless, this was outweighed by the higher gross profit, resulting in operating income of 30.5 billion yen, which was 9.4 billion yen, or 44.4%, higher year on year.

In other income (expenses), there was a net improvement of 9.0 billion. Dividends declined, primarily due to lower dividends from energy resource-related businesses, and a loss on property and equipment—net was recorded, compared with a gain in the previous year's first quarter. Offsetting these declines, however, were an increase in gain on marketable securities and investments due to gains on the sale of shares and lower write-downs, and a significant decline in losses on the revaluation of derivative transactions such as foreign currency contracts.

Moreover, equity in earnings of affiliated companies—net rose 1.4 billion yen on continuing strong results from natural resource development-related affiliates as well as growth at automobile-related companies in Asia and Europe.

As a result, net income increased 3.3 billion yen, or 11.5%, to 31.5 billion yen. This represented an achievement rate of 31.5% against the company's forecast of 100 billion yen in net income for fiscal 2004.

Forward-Looking Statements

The statements included in this release contain forward-looking statements about Mitsubishi Corporation's future plans, strategies, beliefs and performance that are not historical facts. Such statements are based on the company's assumptions and beliefs in light of competitive, financial and economic data currently available and are subject to a number of risks, uncertainties and assumptions that, without limitation, relate to world economic conditions, exchange rates and commodity prices. Accordingly, Mitsubishi Corporation wishes to caution readers that actual results may differ materially from those projected in this release.

For further information contact:

Mitsubishi Corporation
Investor Relations Office
Phone: 81-3-3210-8580
Fax: 81-3-3210-8583
e-mail: ml.ir@mitsubishicorp.com

August 6, 2003
Mitsubishi Corporation

FINANCIAL HIGHLIGHTS
FOR THE THREE MONTHS ENDED JUNE 30, 2003
(UNAUDITED)
(Mitsubishi Corporation and subsidiaries based on US GAAP)

1.Consolidated Results for the First Quarter

	Operating transactions	Operating income	Income from consolidated operations before income tax	Net income
	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)
For the three-months ended June 30, 2003	3,561,814	30,511	44,919	31,465
For the three-months ended June 30, 2002	3,021,939	21,129	26,579	28,213

	Net income per share of common stock	
	Basic	Diluted
	(Yen)	(Yen)
For the three-months ended June 30, 2003	20.10	18.56
For the three-months ended June 30, 2002	18.01	17.78

	Operating transactions	Operating income	Income from consolidated operations before income tax	Net income
	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)	(Millions of Yen)
Prospects for the year ending March 31, 2004 (Forecasted in May, 2003)	14,300,000	120,000	150,000	100,000
Achievement ratio at this quarter	24.9%	25.4%	29.9%	31.5%

2.Assets and shareholders' equity

	Total assets	Shareholder's equity	Shareholders' equity to total assets	Shareholders' equity per share
	(Millions of Yen)	(Millions of Yen)	(%)	(Yen)
June 30, 2003	8,198,475	1,008,774	12.3	644.31
March 31, 2003	8,097,937	937,058	11.6	598.51

3. Number of consolidated subsidiaries : 363
Number of affiliated companies accounted for by equity method : 164

(The numbers of consolidated subsidiaries and equity-method affiliates stated above represent companies, which the parent company directly consolidates or applies equity method.)

(1) The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(2) The translations of Japanese yen amounts into United States dollar amounts with respect to the three months ended June 30, 2003 are included solely for the convenience of readers outside Japan and have been made at the rate of Y 120=USD 1, the approximate rate of exchange at June 30, 2003.

(3) Certain restatements for the three months ended June 30, 2002 have been made mainly to conform to Statement of Financial Accounting Standards ("SFAS") No.142, "Goodwill and Other Intangible Assets".

(4) Operating transactions and operating incomes, as presented above, are voluntary disclosures solely for the convenience of Japanese investors. Operating transactions represents the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as principal and transactions in which the companies serve as agent. Operating transactions exclude the contract value of transactions in which the companies' role is limited to that of a broker.
Operating income reflects the companies' (a) gross profit, (b) selling, general and administrative expenses, and (c) provision for doubtful receivables.
Operating transactions and operating income, as presented above, are non-GAAP measure commonly used by similar Japanese trading companies and should not be construed as equivalent to, or a substitute or proxy for, revenues, or as an indicator of our operating performance, liquidity or cash flows generated by operating, investing or financing activities.

Forward-looking Statements

This presentation contains forward-looking statements about Mitsubishi Corporation's future plans, strategies, beliefs and performance that are not historical facts. Such statements are based on the company's assumptions and beliefs in light of competitive, financial and economic data currently available and are [illegible] limitation, relate to world economic conditions, exchange rates and commodity prices

Mitsubishi Corporation and subsidiaries

STATEMENTS OF CONSOLIDATED INCOME (US GAAP)

for the three months ended June 30, 2003 and 2002 (unaudited)

	Millions of yen				Millions of U.S. dollars
	Three months ended Jun. 30, 2003	Three months ended Jun. 30, 2002	Increase or [-]decrease	%	Three months ended Jun. 30, 2003
Operating transactions	3,561,814	3,021,939	539,875	17.9	29,682
Gross profit	186,680	160,480	26,200	16.3	1,556
Gross profit ratio	5.24%	5.31%			
Selling, general and administrative expenses	(155,581)	(139,068)	-16,513	11.9	(1,297)
Provision for doubtful receivables	(588)	(283)	-305	／	(5)
Operating income	30,511	21,129	9,382	44.4	254
Other income (expenses) :					
Interest expense - net	(4,004)	(3,733)	-271	7.3	(34)
Dividend income	8,019	16,711	-8,692	-52.0	67
Gain (loss) on marketable securities and investments - net	5,976	(3,541)	9,517	／	50
Gain (loss) on property and equipment-net	(133)	3,357	-3,490	／	(1)
Other - net	4,550	(7,344)	11,894	／	38
Other income - net	14,408	5,450	8,958	／	120
Income from consolidated operations before income taxes	44,919	26,579	18,340	69.0	374
Income taxes	(20,736)	(13,985)	-6,751	／	(173)
Income from consolidated operations	24,183	12,594	11,589	92.0	201
Minority interests in income of consolidated subsidiaries	(3,132)	(1,531)	-1,601	／	(26)
Equity in earnings of affiliated companies-net (less applicable income taxes)	10,414	9,050	1,364	15.1	87
Income before cumulative effect of changes in accounting principles	31,465	20,113	11,352	56.4	262
Cumulative effect of changes in accounting principles	—	8,100	-8,100	／	—
Net income	31,465	28,213	3,252	11.5	262

(1) "Cumulative effect of changes in accounting principles" and "Net income" have been restated for the three months ended June 30, 2002 to conform to SFAS No.142, "Goodwill and Other Intangible Assets". The SFAS No. 142 requires for the goodwill impairment losses totaling Y 536 million, recognized in the three months ended March, 2003 through the transitional impairment test, be stated retroactively for the three months ended June 30, 2002.

(2) Effective April 1, 2003, the companies adopted SFAS 143, "Accounting for Asset Retirement Obligations". The adoption of SFAS No. 143 did not have a material impact on the companies' consolidated financial position and results of operations.

Mitsubishi Corporation and subsidiaries
CONDENSED CONSOLIDATED BALANCE SHEETS (US GAAP)
June 30, 2003 (unaudited) and March 31, 2003

	Millions of yen			Millions of U.S. dollars
	Jun. 30, 2003	Mar. 31, 2003	Increase or [-]decrease	Jun. 30, 2003
ASSETS				
Current assets:				
Cash, time deposits and short-term investments	541,996	515,519	26,477	4,516
Receivables-trade, less allowance for doubtful receivables	2,590,969	2,609,963	-18,994	21,591
Inventories	462,923	485,071	-22,148	3,858
Other current assets	355,400	311,595	43,805	2,962
Total current assets	3,951,288	3,922,148	29,140	32,927
Investments and non-current receivables:				
Investments in and advances to affiliated companies and other investments	1,969,704	1,901,881	67,823	16,414
Non-current receivables, less allowance for doubtful receivables	609,652	608,110	1,542	5,081
Total investments and non-current receivables	2,579,356	2,509,991	69,365	21,495
Property and equipment - net	1,212,369	1,176,613	35,756	10,103
Other assets	455,462	489,185	-33,723	3,796
Total	8,198,475	8,097,937	100,538	68,321
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities:				
Short-term debt and current maturities of long-term debt	1,128,402	961,665	166,737	9,403
Payables-trade	1,811,478	1,863,659	-52,181	15,096
Other current liabilities	457,918	448,130	9,788	3,816
Total current liabilities	3,397,798	3,273,454	124,344	28,315
Long-term debt, less current maturities	2,997,821	3,085,016	-87,195	24,982
Other long-term liabilities	794,082	802,409	-8,327	6,617
Shareholders' equity:				
Common stock	126,609	126,609	—	1,055
Additional paid-in capital	179,491	179,491	—	1,496
Retained earnings:				
Appropriated for legal reserve	35,750	35,550	200	298
Unappropriated	897,939	872,939	25,000	7,483
Accumulated other comprehensive income (loss):				
Net unrealized gains on securities available for sale	84,058	54,745	29,313	701
Net unrealized losses on derivatives	(8,353)	(10,000)	1,647	(70)
Minimum pension liability adjustments	(148,478)	(148,126)	-352	(1,237)
Foreign currency translation adjustments	(157,507)	(173,401)	15,894	(1,313)
Subtotal	(230,280)	(276,782)	46,502	(1,919)
Less treasury stock	(735)	(749)	14	(6)
Total shareholders' equity	1,008,774	937,058	71,716	8,407
Total	8,198,475	8,097,937	100,538	68,321

Mitsubishi Corporation and subsidiaries

Statements of Consolidated Comprehensive Income (Loss) (USGAAP)

for the three months ended June 30, 2003 and 2002 (unaudited)

	Millions of yen		Millions of U.S. dollars
	Three months ended Jun. 30, 2003	Three months ended Jun. 30, 2002	Three months ended Jun. 30, 2003
Comprehensive Income (Loss)			
Net income	31,465	28,213	262
Other comprehensive income (loss):			
Unrealized gains (losses) on securities available for sale	29,313	(3,465)	244
Unrealized gains on derivative instruments	1,647	5,278	14
Minimum pension liability adjustments	(352)	—	(3)
Foreign currency translation adjustments	15,894	7,177	133
Other comprehensive income	46,502	8,990	388
Comprehensive Income	77,967	37,203	650

(1) "Net income" and "Other comprehensive income" for the three month ended June 30, 2002 have been restated mainly to conform to SFAS No. 142, "Goodwill and other intangible assets". See Note 1 of "STATEMENTS OF CONSOLIDATED INCOME".

Mitsubishi Corporation and subsidiaries
SEGMENT INFORMATION (US GAAP)
for the three months ended June 30, 2003 and 2002 (unaudited)

[OPERATING SEGMENT INFORMATION]

The companies' operating segment information at and for the three months ended June 30, 2003 and 2002 is as follows:

Three months ended June 30, 2003

	Millions of yen								
	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Eliminations or Unallocated	Consolidated
Operating transactions ·······	48,917	911,587	678,781	582,561	361,615	1,036,780	3,620,241	(58,427)	3,561,814
Gross profit ··················	10,858	19,925	41,242	33,187	16,655	64,071	185,938	742	186,680
Operating income (loss) ·······	(2,129)	8,941	15,301	10,715	5,366	11,536	49,730	(19,219)	30,511
Net income (loss)·············	995	11,245	9,330	10,050	2,811	7,566	41,997	(10,532)	31,465
Segment assets ·············	1,033,789	872,890	1,542,474	2,042,732	577,811	1,442,606	7,512,302	686,173	8,198,475

	Millions of U.S. dollars								
	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Eliminations or Unallocated	Consolidated
Operating transactions ·······	408	7,597	5,656	4,855	3,013	8,640	30,169	(487)	29,682
Gross profit ··················	90	166	344	276	139	534	1,549	7	1,556
Operating income (loss) ·······	(18)	75	127	89	45	96	414	(160)	254
Net income (loss)·············	8	94	78	84	23	63	350	(88)	262
Segment assets ·············	8,615	7,274	12,854	17,023	4,815	12,022	62,603	5,718	68,321

Three months ended June 30, 2002

	Millions of yen								
	New Business Initiative	Energy Business	Metals	Machinery	Chemicals	Living Essentials	Total	Eliminations or Unallocated	Consolidated
Operating transactions ·······	65,561	666,598	496,377	505,702	321,035	968,676	3,023,949	(2,010)	3,021,939
Gross profit ··················	10,073	11,760	33,206	29,077	15,519	59,638	159,273	1,207	160,480
Operating income (loss) ·······	(2,819)	1,054	14,198	6,334	5,714	11,427	35,908	(14,779)	21,129
Net income (loss)·············	(1,165)	8,207	7,945	5,670	3,389	8,380	32,426	(4,213)	28,213
Segment assets ·············	1,126,769	849,023	1,197,040	2,109,761	542,733	1,488,800	7,314,126	748,134	8,062,260

(1) The segment information has been prepared in accordance with accounting principles generally accepted in Japan (Japanese GAAP), and the difference between Japanese GAAP and U.S. GAAJ are included in "Eliminations or Unallocated".

(2) "Eliminations or Unallocated" also includes income and expense that are not allocated to reportable operating segments.

(3) Unallocated common assets included in the column of "Eliminations or Unallocated" at June 30, 2003 and 2002 were Y 964,062 (USD 8,034 million) and Y 949,648 million, respectively. The assets mainly consist of cash, time deposits and securities for financial activities.

(4) Certain restatements for the three months ended June 30, 2002 have been made mainly to conform to SFAS No. 142, "Goodwill and other intangible assets". See Note 1 of "STATEMENTS OF CONSOLIDATED INCOME".

(5) As of April 1, 2003, the companies reclassified certain business group. The IT & Electronics Group was disbanded as follows: The IT & Electronics Business Group's Telecommunication & Broadcasting Division was mainly included in the New Business Initiative Group; The Aerospace Division and the Telecommunication & Broadcasting Division 's Satellite Communications Business Unit were mainly included in the Machinery Group.
The consolidated financial position and the results of operations of related reportable operating segments for the three months ended June 30, 2002 have also been reclassified accordingly.